Filed by: Madison Bancshares, Inc. Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934
Subject Company: Whitney Holding Corporation
SEC File No. 000-32867
Date: March 19, 2004

Madison Bancshares, Inc. (“Madison”), and Whitney Holding Corporation (“Whitney”) have executed an Agreement and Plan of Merger, subject to approval of the regulatory authorities and both companies’ shareholders. Accordingly, Madison and Whitney are issuing a joint press release, a copy of which is filed herewith pursuant to Rule 425.

The proposed transaction will be submitted to Madison’s shareholders for their consideration, and Whitney will file a registration statement, a joint proxy statement/prospectus and other relevant documents concerning the proposed transaction with the Securities and Exchange Commission (“SEC”). Madison will issue joint proxy statement prospectus to its shareholders regarding the proposed merger.

SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS, AS WELL AS OTHER FILINGS CONTAINING INFORMATION ABOUT WHITNEY AND MADISON, AT THE SEC’S INTERNET SITE: http://www.sec.gov. Madison’s shareholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about Whitney Holding Corporation and Madison BancShares, Inc. at the SEC’s website (www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will incorporated by reference in the proxy statement/prospectus can also be obtained free of charge by directing a request to Whitney’s Investor Relations Department, Whitney Holding Corporation, P.O. Box 61260, New Orleans, LA 70161-1260, telephone: (504) 586-3627.

Madison and its directors and executive officers may be deemed to be participants in the solicitation of proxies from their respective shareholders in connection with the combination. Madison BancShares, Inc., its directors, executive officers and certain members of management and employees may be soliciting proxies from Madison shareholders in favor of this transaction. A description of any interests, direct or indirect, that directors and executive officers of Madison have in the transaction will be included in the proxy statement/prospectus when it is filed.

***PRESS RELEASE FOLLOWS***

[LOGO OF WHITNEY]

WHITNEY HOLDING CORPORATION

228 ST. CHARLES AVENUE

NEW ORLEANS, LA 70130

NEWS RELEASE

CONTACT:	Thomas L. Callicutt, Jr.	FOR IMMEDIATE RELEASE
	504/552-4591	March 19, 2004
Martin W. Gladysz
727/287-3138

WHITNEY TO ENTER TAMPA, FLORIDA MARKET THROUGH AGREEMENT TO

ACQUIRE MADISON BANCSHARES, INC.

New Orleans, Louisiana. Whitney Holding Corporation (NASDAQ–WTNY) and Madison BancShares, Inc. (NASDAQ-MDBS) announced today the signing of a definitive agreement for Whitney to acquire Madison, which is headquartered in Palm Harbor, Florida. Madison BancShares, Inc. is the parent company of Madison Bank, which has approximately $200 million in total assets in three well-situated locations in Pinellas and Pasco Counties in the Tampa Bay metropolitan area. A fourth location is currently under construction and expected to open in June 2004.

The anticipated acquisition will allow Whitney’s entry into a rapidly expanding market that currently has in excess of $36 billion in deposits. A presence in the Tampa Bay area follows the flow of commerce for Whitney’s current commercial customers and is a natural extension of Whitney’s market territory and stated expansion strategy.

Each shareholder of Madison BancShares, Inc. will receive $29.89 per share in cash and/or Whitney common stock, but no more than 65% of the total consideration will be in Whitney stock. The anticipated acquisition is subject to approval by Madison BancShares’ shareholders and appropriate regulatory agencies. The acquisition is expected to be completed in the third quarter of 2004.

William L. Marks, Chairman and Chief Executive Officer of Whitney, said, “Madison BancShares is an exciting acquisition for Whitney. The Tampa Bay metropolitan area is a strong vibrant market. We intend to build on Madison’s excellent base by offering an enhanced range of products and services to strengthen relationships with existing customers and attract new ones. We welcome Madison’s staff of knowledgeable bankers into the Whitney family and look forward to joining them in building a successful franchise in the Tampa Bay area.”

Robert B. McGivney, President and Chief Executive Officer of Madison BancShares, said, “We are pleased to be joining Whitney. Our capacity for growth will be significantly enhanced by our merger with such a strong bank with a long history of commitment to relationship banking and local decision-making. We expect to be an important part of Whitney’s continued success.”

Whitney Holding Corporation, through its banking subsidiary Whitney National Bank, serves the five-state Gulf Coast region stretching from Houston, Texas; across southern Louisiana and the coastal region of Mississippi; to central and south Alabama; and into the panhandle of Florida.

This press release may contain “forward-looking statements” within the meaning of section 27A of the Securities Act of 1933, as amended, and section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements, which are made in good faith, are based upon numerous assumptions, some of which may be specifically described with respect to a particular statement. Some of the more important assumptions include expectations about overall economic conditions, expectations about the movement of interest rates, reliance on existing or anticipated changes in laws and regulations, and expectations about the nature and level of competition and changes in customer behavior and preferences. Because it is uncertain whether future conditions and events will confirm these assumptions, there is a risk that future results will differ materially from what is stated in or implied by such forward-looking statements. Whitney undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or developments or for any other reason.

This press release shall not constitute an offer of any securities for sale. The proposed transaction will be submitted to the shareholders of Madison BancShares, Inc. for their consideration. Whitney Holding Corporation will file a registration statement, which will include a prospectus and a proxy statement of Madison BancShares, Inc. and other relevant documents concerning the proposed transaction with the Securities and Exchange Commission (SEC). THE SHAREHOLDERS OF MADISON BANCSHARES, INC. ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Madison’s shareholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about Whitney Holding Corporation and Madison BancShares, Inc. at the SEC’s website (www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will incorporated by reference in the proxy statement/prospectus can also be obtained free of charge by directing a request to Whitney’s Investor Relations Department, Whitney Holding Corporation, P.O. Box 61260, New Orleans, LA 70161-1260, telephone: (504) 586-3627.

Madison BancShares, Inc., its directors, executive officers and certain members of management and employees may be soliciting proxies from Madison shareholders in favor of this transaction. A description of any interests, direct or indirect, that directors and executive officers of Madison have in the transaction will be included in the proxy statement/prospectus when it is filed.